UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Digital Generation, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

25400B108

(CUSIP Number)

Scott K. Ginsburg

Digital Generation, Inc.

750 W. John Carpenter Freeway, Suite 700

Irving, TX 75039

(972) 581-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Joel H. Trotter, Esq.

Latham & Watkins LLP

555 Eleventh Street NW, Suite 1000

Washington, DC 20004

(202) 637-2200

August 8, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25400B108		13D

1	Names of Reporting Persons Scott K. Ginsburg

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,538,548

	8	Shared Voting Power 2,839,400

	9	Sole Dispositive Power 2,538,548

	10	Shared Dispositive Power 2,839,400

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,839,400

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 10.3%

14	Type of Reporting Person IN

CUSIP No. 25400B108		13D

1	Names of Reporting Persons Moon Doggie Family Partnership, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 300,852

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 300,852

11	Aggregate Amount Beneficially Owned by Each Reporting Person 300,852

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 1.1%

14	Type of Reporting Person PN

CUSIP No. 25400B108	13D

Item 1.   Security and Issuer

Item 1 is hereby amended and supplemented by the following:

This Amendment No. 7 to Schedule 13D (the “Schedule 13D”), filed by Scott K. Ginsburg and Moon Doggie Family Partnership, L.P. (collectively, the “Reporting Persons”) relates to the common stock, $0.001 par value (the “Common Stock”), of Digital Generation Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 750 W. John Carpenter Freeway, Suite 700, Irving, Texas 75039. The Reporting Persons hereby amend and supplement Item 6 of the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by the following:

The Reporting Persons hold Common Stock of the Company for investment purposes. The Reporting Persons may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Company or dispose of all or a portion of the securities of the Company that the Reporting Persons now own or may hereafter acquire. In addition, the Reporting Persons may engage in discussions with management, the Company’s board of directors, other stockholders of the Company and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Company.

Further, the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Company as a means of enhancing shareholder value. Such suggestions or positions may include, but are not limited to, a proposal leading to the acquisition by the Reporting Persons of all of the outstanding Common Stock of the Company; entering into agreements with the management of the Company relating to acquisitions of Shares by members of management, issuance of options to management or their employment by the Company; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by the Company; restructuring the Company’s capitalization; reviewing dividend and compensation policies; and/or selling the Company or acquiring another company or business.

Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth above, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 25400B108	13D

Item 5.   Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by the following:

(a) — (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof.

Reporting Person	Amount beneficially owned(1)		Percent of class(1)	Sole power to vote or direct the vote		Shared power to vote or to direct the vote		Sole power to dispose or to direct the disposition of		Shared power to dispose or to direct the disposition of
Scott K. Ginsburg	2,839,400	(2)	10.3%	2,538,548	(3)	2,839,400	(2)	2,538,548	(3)	2,839,400	(2)
Moon Doggie Family Partnership, L.P.	300,852		1.1%	0		300,852		0		300,852

(1)                  Based on 27,573,420 shares of Common Stock outstanding as of May 8, 2012.

(2)                  Includes (i) 1,767,642 shares of Common Stock held of record by Mr. Ginsburg, (ii) 1,660 shares of Common Stock held by Mr. Ginsburg’s minor children, (iii) options exercisable into 100,000 shares of Common Stock, (iv) 669,246 restricted stock units representing the contingent right to acquire an equal number of shares of Common Stock and (v) 300,852 shares of Common Stock held by Moon Doggie Family Partnership, L.P., of which Mr. Ginsburg is the sole general partner.

(3)                  Includes (i) 1,767,642 shares of Common Stock held of record by Mr. Ginsburg, (ii) 1,660 shares of Common Stock held by Mr. Ginsburg’s minor children, (iii) options exercisable into 100,000 shares of Common Stock and (iv) 669,246 restricted stock units representing the contingent right to acquire an equal number of shares of Common Stock.

CUSIP No. 25400B108	13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 9, 2012
Date
/s/ Scott K. Ginsburg
Signature
Scott K. Ginsburg
Name/Title

CUSIP No. 25400B108	13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 9, 2012
Date
Moon Doggie Family Partnership, L.P. By: /s/ Scott K. Ginsburg
Signature
Scott K. Ginsburg, its General Partner
Name/Title